UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-29923

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Orbital Infrastructure Group, Inc.
Full Name of Registrant

Orbital Energy Group, Inc.
Former Name if Applicable

5444 Westheimer Road, Suite 1650
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orbital Infrastructure Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Report”) by the prescribed filing date of November 14, 2023.

As previously disclosed, on August 23, 2023, the Company and certain of its subsidiaries (collectively, the “Company Parties”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Chapter 11 Cases are being jointly administered under the caption “In re: Orbital Infrastructure Group, Inc., et al.,” Case No. 23-90763.

On October 5, 2023, the Bankruptcy Court entered an order (the “Sale Order”) authorizing the Company’s entry into (i) a Purchase Agreement with Ocelot Bidco LLC with respect to the sale of all of the issued and outstanding membership interests of Front Line Power Construction, LLC, a Texas limited liability company and wholly owned subsidiary of the Company (the “FLP Purchase Agreement”), and (ii) a Share Purchase Agreement with Streeterville Capital, LLC with respect to the sale of all of the issued and outstanding shares of common stock of Gibson Technical Services, Inc., a Georgia corporation and wholly owned subsidiary of the Company (the “GTS Purchase Agreement” and, together with the FLP Purchase Agreement, the “Purchase Agreements”).

On October 12, 2023, Nasdaq Stock Market LLC filed a Form 25 Notification of Removal from Listing and/or Registration with respect to the Company’s common stock, which became effective 10 days after such filing.

On October 16, 2023, the Company Parties filed the Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation of Orbital Infrastructure Group, Inc. et al. (the “Combined Disclosure Statement and Plan”) describing the proposed plan of liquidation and the solicitation of votes from certain of the Company Parties’ creditors to approve the same. The Combined Disclosure Statement and Plan provides that the holders of equity interests in the Company will receive no recovery and that the Company Parties will be dissolved under applicable law upon the substantial consummation of the plan of liquidation. On October 20, 2023, the Bankruptcy Court entered an order that, among other things, conditionally approved the disclosure statement contained in the Combined Disclosure Statement and Plan as containing adequate information for solicitation purposes only and fixed the date, time and place for the hearing to consider final approval of the adequacy of information and confirmation of the plan of liquidation contained in the Combined Disclosure Statement and Plan.

On October 24, 2023, the Company consummated the transactions contemplated by the Purchase Agreements, thereby completing the disposition of the equity interests in Front Line Power Construction, LLC and Gibson Technical Services, Inc., respectively.

Due to the considerable time and resources that management has had to devote to the Chapter 11 Cases, the Sale Order and sale of the assets under the Purchase Agreements, the Combined Disclosure Statement and Plan and related obligations, and changes in the Company’s financial position, which would need to be reflected in the Company’s financial statements, the Company does not have the resources or personnel necessary to, without unreasonable effort or expense, timely file the Report. At this time, the Company cannot estimate when it will be able to file the Report, if at all.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

James O’Neil	832	467-1420
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☐ No ☒

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended September 30, 2023 differed significantly from its results of operations for the quarter ended September 30, 2022 due to adverse developments that occurred with respect to the Company’s business and liquidity, including commencing the Chapter 11 Cases.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, expected financial results referred to herein. All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Orbital Infrastructure Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2023	By:	/s/ James F. O’Neil
James F. O’Neil Chief Executive Officer